vodafone

02 JUL 24 AM 10:56

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

02042803

31st May 2002
Ref: IR/ L0158.-

Vodafone - Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

SUPPL

Dear Sir / Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone - Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Sincerely yours,

Dimitris Tsorbatzoglou
Head of Investor Relations

dlw 7/24

Enclosures:

- Vodafone - Panafon SA Press Release 22 July 2002

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

PRESS RELEASE

22 July 2002

Vodafone-Panafon total customer base 3,041,912 up 21.3% year on year

40% market share of net postpaid additions

Vodafone-Panafon announces its total registered customer base as at 30 June 2002 reached 3,041,912 customers, a 21.3% increase compared to June 2001. Total net additions for the quarter were 76,108.

Vodafone-Panafon achieved a 40% market share of this quarter's total net postpaid additions by adding 31,656 customers, the majority in the market for this quarter.

This reflects the preference Greek customers show to Vodafone-Panafon's attractive tariff plans and the competitive bundled-minutes tariff packages, as well as the success of the Vodafone shops.

At the end of the period, prepay customers totaled 2,189,829 representing 72% of the total customer base while postpaid customers reached 852,083 representing 28% of the total customer base.

Blended churn for the quarter reduced to 5.6% compared to 5.8% in the previous quarter. Postpaid churn improved to 8.6% from 9% the previous quarter, while prepaid churn remained stable.

Vodafone–Panafon's active[1] customer base improved by two percentage points at 78% as at 30 June 2002 compared to the previous quarter. Activity improved both in postpaid and prepaid. Only 8% of the postpaid base was inactive while 27.5% of the prepaid base were inactive.

Vodafone (Albania)[2], announced a total customer base for the quarter ended 30 June 2002 of 216,993 customers, with prepaid representing the majority (213,171). Net additions for the quarter reached 47,511 reflecting the Albania market dynamics and the successful company positioning. On 30 June 2002, Vodafone (Albania) had built a market share of 37.6% in less than a year of operation.

-Ends--

[1] Inactive customers are those who did not generate revenue in the last 3 months.
[2] Vodafone (Greece) holds 49% of the share capital of Vodafone (Albania), while Vodafone International Holdings BV has 51%.

For Further Information Contact:

Dimitris Tsorbatzoglou Head of Investor Relations Tel: +3010 6160019
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis ,
Capital Link, Tel: + (212) 661 7566

Notes to Editors:

1. Vodafone-Panafon S.A shares are quoted on the Athens Stock Exchange and its GDSs are quoted on the London Stock Exchange. The shares and GDS's began trading on Monday 7 December 1998 in ASE and LSE respectively. Despite the company adopting the Vodafone brand name on 21 January 2002, the company's shares remain listed under the company's distinctive title Vodafone-Panafon.

2. Vodafone-Panafon S.A has 543,314,000 shares in issue (after the completion of the merger with NextNet SA on February 18th 2002).

3. Vodafone-Panafon S.A is a shareholder in:

Panafon Services	100.00 per cent(is in the process of merger with Vodafone-Panafon S.A)
Mobitel	35.01 per cent
Ideal Telecom	51.00 per cent
Panafon International Holdings	100.00 per cent
BE- Business Exchanges	30.00 per cent
Vodafone Bulgaria	20.00 per cent
I.N.A	10.555 per cent
CBS	24.00 per cent
Vizzavi Hellas	20.00 per cent
ACOM	20.00 per cent
E-Unifon	50.00 per cent
E-Motion Albania	51.00 per cent
E-Motion Cyprus	100.00 per cent
E-Kinitron	2.00 per cent (49% through E-motion Cyprus)
Mergers	
Panafon Multimedia	100.00 per cent (merger completed January 2002)
Next Net	20.10 per cent (the merger completed February 2002)
Tetoma Com	100.00 per cent (merger completed January 2002

4. Vodafone-Panafon S.A was awarded a license to operate a GSM network in Greece for a period of 20 years in August 1992. The network commenced operations on 1 July 1993.

5. Vodafone-Panafon S.A shareholding structure is as follows:

Vodafone Group Plc	51.88 per cent (includes 9.43% of its 100% subsidiary: Data Holdings)
France Telecom	10.85 per cent (includes 8.02% exchangeable bond exchanged to Panafon shares)
Intracom S.A	9.43 per cent (after the completion of the merger Intracom – Intrasoft)
Free float	*27.84 per cent*

Vodafone-Panafon S.A listings:

Shares: Athens SE, Reuters PANr.AT. Bloomberg PANF GA. Nominal value GRD 100. ISIN GRS 307 333 005. SEDOL 556 0349.

GDRs: LSE . Reuters PANq.L. Bloomberg PFH GR, PFHD LI. ISIN US 6981 132 060. SEDOL 556 0361.
Rule 144A: Bloomberg Nasdaq 2250Q US. ISIN US 6981 131 070. SEDOL 230 2629

Indices: ASE General Index composite (ASE), ASE Telecom Index (ASEDTL), FTSE/ASE 20 INDEX (FTASE), DJ EUROPE ST TEL (SXKP), BE500 Bloomberg Europe, DJ EUROPE STOXX (SXXP), DJ EUROPE ST TEL (SXKE), DJ EURO STOXX P (SXXE), DJ STOXX 600 TEL (SXKP), BE500 TELECOM SECTOR (BETELES), MSCI